Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. Chrysler Center, 666 Third Avenue New York, New York 10017
Jeffrey P. Schultz Direct dial 212 692 6732 jschultz@mintz.com	212 935 3000 212 983 3115 fax

June 28, 2005

VIA EDGAR TRANSMISSION
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W
Mail Stop 3561.
Washington, D.C. 20549

Re:	Key Hospitality Acquisition Corporation Registration Statement on Form S-1 Filed on May 17, 2005 File No. 333-125009

Ladies and Gentlemen:

On behalf of Key Hospitality Acquisition Corporation (the “Company”), we are hereby filing with the Securities and Exchange Commission (the “Commission”) amendment no. 1 to the Company’s Registration Statement on Form S-1 (the “Amendment”), as initially filed with the Commission on May 17, 2005. We are delivering clean and marked complete courtesy copies of the Amendment to each of John Reynolds and Duc Dang of the Commission.

Set forth below are the Company’s responses to the Commission’s comments given by letter (the “Comment Letter”) dated June 21, 2005 from John Reynolds, Assistant Director, Office of Emerging Growth Companies. The responses are numbered to correspond to the comments set forth in the Comment Letter, which for convenience, we have incorporated into the response letter.

General

1.
Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of the letter or a call from the NASD that the NASD has finished its review and has no additional concerns regarding the underwriting arrangements in this offering.

Response: We note the Staff’s comment and will comply with the Staff’s request.

2.
Provide disclosure in a prominent place in the prospectus detailing the various fees, reimbursements and other cash flows being paid to the existing stockholders and/or officers and directors in this offering. We may have further comment.

Response: In response to this comment, please note that such disclosure has already been provided in the Summary of the Offering on page 3 of the Amendment. Such disclosure states the following: “There will be no fees, reimbursements or cash payments made to our existing stockholders and/or officers and directors other than: the repayment of a $115,000 loan without interest made by several of our existing stockholders to cover offering expenses, payment of up to $7,500 per month to an affiliate of Udi Toledano, our president and a member of our board of directors, for office space and administrative services; and reimbursement for any expenses incident to the offering and finding a suitable business combination.” We have made such disclosure as a new paragraph next to the heading “Limited Payments to Insiders” to make it more prominent to the investor.

Key Hospitality Acquisition Corporation

3.
Please clarify whether the funds not held in trust could be used as a down payment or a lockup in a proposed business combination. To the extent they can, explain how ongoing expenses will be satisfied and include appropriate line item disclosure in the Use of Proceeds section identifying such use. In addition, to the extent the funds not held in trust could be used for such purpose the summary and risk factor disclosure should make clear that in the event of a breach by the company, these funds would be forfeited, the company would no longer be able to conduct due diligence or other similar operations without additional financing, and that without additional financing, the company would have to liquidate with a resulting loss being incurred by the holders of the company’s securities.

Response: In response to this comment, we have added disclosure on pages 11 and 20 of the Amendment that states that it is possible that the Company could use a portion of such excess working capital to make a deposit, down payment or fund a “no-shop” provision with respect to a proposed business combination and that in the event the Company were ultimately required to forfeit such funds (whether as a result of breach of the agreement relating to such payment or otherwise), the Company may not have a sufficient amount of working capital available to conduct due diligence and pay other expenses related to finding another suitable business combination without securing additional financing. If the Company were unable to secure additional financing, the Company would most likely fail to consummate a business combination in the allotted time and would be forced to liquidate, resulting in a loss of a portion of your investment.

We have also added in the line item in the Use of Proceeds section on page 19 of the Amendment to indicate that “Working capital to cover miscellaneous expenses” may include potential deposits, down payments or funding of a “no-shop” provision in connection with a particular business combination.

4.
We note the structure of this offering and its similarity to numerous blank check offerings underwritten on a firm commitment basis that recently have been registered with the Commission. With a view toward disclosure, identify for us the names of blank check companies that have registered or are seeking to register firm commitment offerings and involve an officer director, affiliate, underwriter or attorney of Key Hospitality Acquisition Corporation (Key Hospitality). For these other companies, tell us the Securities Act form the companies filed on, the file number of that filing, if applicable, the date of effectiveness, and, the status of the offering thus far. In this regard, tell us the amount escrowed and whether the blank check companies have engaged in the desired business combination outlined in the prospectus. To assist the staff in this regard, please present the information in a tabular format. We may have further comment.

Response: None of the Company’s officers, directors or affiliates have been involved in any blank check offerings underwritten on a firm commitment basis.

The Company’s law firm, Mintz Levin Cohn Ferris Glovsky and Popeo, P.C. (“Mintz Levin”), represents or has represented a party in the following blank check firm commitment offerings, none of which have become effective to date:

Key Hospitality Acquisition Corporation

Name of Company	Lead Underwriter	Party Represented	Securities Act Form and File Number	Effective Date	Current Status of Offering	Amount in Trust to Date	Status of Business Combination
Services Acquisition Corp. International	Broadband Capital LLC	Company	Form S-1 (File No. 333-122812)	N/A	In Registration	N/A	N/A
Fortress America Acquisition Corporation	Sunrise Securities Corp.	Sunrise	Form S-1 (File No. 333-123504)	N/A	In Registration	N/A	N/A
Star Maritime Acquisition Corporation	Maxim Group LLC	Maxim	Form S-1 (File No. 333-125662)	N/A	In Registration	N/A	N/A
Platinum Energy Resources, Inc.	Casimir Capital LP	Company	Form S-1 (File No. 333-125687)	N/A	In Registration	N/A	N/A
Mintz Levin currently represents several other companies that are seeking to register blank check firm commitment offerings but no registration statements have been filed yet with respect thereto. Due to our professional responsibilities, including confidentiality obligations, we respectfully decline to disclose the names of entities currently seeking to register blank check underwritten offerings.

Ellenoff Grossman & Schole LLP has represented and/or advised the issuer in the following blank check firm commitment offerings:

Name of Company	Lead Underwriter	Party Represented	Securities Act Form and File Number	Effective Date	Current Status of Offering	Amount in Trust to Date	Status of Business Combination
Healthcare Acquisition Corporation	Maxim Group LLC	Company	Form S-1 (File No. 333-124712)	N/A	In Registration	N/A	N/A

Maxim Group LLC has participated in the following blank check firm commitment offerings:

Name of Company	Lead Underwriter	Party Represented	Securities Act Form and File Number	Effective Date	Current Status of Offering	Amount in Trust to Date	Status of Business Combination
Healthcare Acquisition Corporation	Maxim Group LLC	Company	Form S-1 (File No. 333-124712)	N/A	In Registration	N/A	N/A
Star Maritime Acquisition Corporation	Maxim Group LLC	Maxim	Form S-1 (File No. 333-125662)	N/A	In Registration	N/A	N/A

Key Hospitality Acquisition Corporation

5.
We note your disclosure that you do not have any business combination under consideration or contemplation. If management, the directors or any affiliate, attorney, agent or other representative of the company has already taken direct or indirect measures to locate a target business, or unaffiliated sources have approached you with possible candidates it would appear appropriate to disclose this information. Please revise or advise. Please see instruction 6 to Item 504 of Regulation S-K.

Please advise whether Key Hospitality or persons acting on your behalf have had communications with possible target businesses or parties representing them. If yes, please describe those communications. Also, please explain whether those communications should be disclosed in the prospectus. If you do not believe disclosure is appropriate, please explain why.

Response: The Company has not, nor has anyone on the Company’s behalf, contacted any prospective target business or had any discussions, formal or otherwise, with respect to such a transaction. Moreover, the Company has not engaged or retained any agent or other representative to identify or locate any suitable acquisition candidate. Neither the Company nor any of its agents or affiliates has yet taken any measure, directly or indirectly, to locate a target business. Additionally, neither the Company nor any of its agents or affiliates have been approached by any candidates or representatives of any candidates with respect to a possible business combination with the Company. Disclosure has been added to reflect the foregoing on pages 1 and 27 of the Amendment.

Prospectus Cover Page

6.	Please revise to clarify when separating trading will commence on this page.

Response: In response to this comment, we have disclosed when separate trading will commence on the prospectus cover page of the Amendment.

Prospectus Summary, page 1

7.	With respect to the promotional language that is used in this section, please refer to our comments in the business section and revise accordingly.

Response: In response to this comment, we have deleted the promotional language in this section in accordance with the Staff’s comments in the proposed business section.

8.
We note your disclosure here and elsewhere that the components of your units will begin trading separately 90 days after the effectiveness of this registration statement “unless Maxim Group LLC (Maxim) determines” otherwise. Please revise to elaborate on the noted disclosure. Discuss the factors that Maxim will consider in making the determination to allow earlier separate trading.

Response: In response to this comment, we have revised the disclosure on pages 2, 34, 41, 44 and 45 of the Amendment to discuss the factors that Maxim will consider in making its determination to allow earlier separate trading of the common stock and warrants. Such factors include its assessment of the relative strengths of the securities markets and small capitalization companies in general, and the trading pattern of, and demand for, our securities in particular.

Key Hospitality Acquisition Corporation

9.
We note the disclosure that you will file a Form 8-K, including an audited balance sheet that will include the exercise of the over-allotment option “if” such option “is exercised prior to the filing” of the 8-K. Please revise to clarify if that implies you will not file an 8-K to disclose the exercise of the over-allotment option if such exercise is completed after the initial 8-K is filed.

Response: In response to this comment, we have added a statement on page 2 of the Amendment to the effect that the Company intends to amend its Form 8-K to provide an audited balance sheet to reflect the exercise of the over-allotment option if such exercise does not take place prior to the filing of the 8-K to reflect the consummation of the offering.

Risk factors, page 6

10.
In risk factor four, we note that you “will seek to have all” third parties execute agreements to waive any right, title, interest or claim to offering proceeds held in trusts. In your business section, please revise to elaborate on the analysis you will make and discuss the factors you would consider when deciding between a party that refuses to waive any interest verses a party that agrees to waive such interests.

Response: In response to this comment, we have added disclosure on page 31 of the Amendment to elaborate on the analysis the Company would make when a third party refuses to execute an agreement waiving any right, title, interest or claim of any kind in or to any monies held in the trust account.

11.
Risk factor six appears to discuss two separate risks. One, being the risks associated with you utilizing a stock exchange and the other, the possibility you would incur debt in the business combination transaction. Please revise to discuss those two risks separately.

Response: In response to this comment, we have revised the risk factor to discuss each of the risks in separate risk factors. Please see page 8 of the Amendment.

12.
We note in risk factor seven that management has the ability to negotiate its retention (either in a management or consultant role) into any business combination. Please revise to include a risk factor to discuss the conflict of interest that arises with that ability.

Response: In response to this comment, we have added a risk factor on page 9 of the Amendment to discuss the conflict of interest that arises from management possibly negotiating to be retained as a condition to any potential business combination.

13.
The subheading to risk factor nine addresses the risk associated with any “future” affiliation of management. However, the narrative includes a discussion of the risk associated with management’s present affiliations. Please revise to discuss the risk associated with present affiliations in a separate risk factor.

Response: In response to this comment, we have included the following separate risk factor on page 9 of the Amendment:

“Certain of our officers and directors are currently affiliated with entities engaged in business  activities similar to those intended to be conducted by us and accordingly, may have conflicts of interest in determining which entity a particular business opportunity should  be presented to.

Key Hospitality Acquisition Corporation

Certain of our officers and directors are currently involved in other businesses that are similar to the business activities that we intend to conduct following a business combination. Due to these existing affiliations, they have prior fiduciary obligations to present potential business opportunities to those entities prior to presenting them to us which could cause additional conflicts of interest. Accordingly, they have conflicts of interest in determining to which entity a particular business opportunity should be presented. We cannot assure you that these conflicts will be resolved in our favor.”

14.	In risk factor 15, please revise to clarify that because of the mandatory warrant purchases, existing shareholders interest in you could become substantially greater than the disclosed 20%.

Response: In response to this comment, we have revised the risk factor on page 12 of the Amendment to discuss the risk that because of management’s agreement with Maxim to make open market purchases of the warrants once separate trading begins, the Company’s existing stockholders may obtain an even greater ownership block of the Company’s common stock upon exercise of the warrants which could permit them to effectively influence the outcome of all matters requiring approval by the Company’s stockholders, including the election of directors and approval of significant corporate transactions, following the consummation of the initial business combination.

15.
Because it appears management may have the ability to negotiate the repayment of expenses in excess of the funds not held in trust, please revise to discuss the conflict of interest that arises with such ability.

Response: In response to this comment, we have added the following risk factor on page 10 of the Amendment:

“Our existing stockholders will not receive reimbursement for any out-of-pocket expenses incurred by them to the extent that such expenses exceed the amount in the trust fund unless the business combination is consummated and therefore they may have a conflict of interest in determining whether a particular target business is appropriate for a business combination and in the public stockholders' best interest.

Our existing stockholders, including all of our officers and directors, will not receive reimbursement for any out-of-pocket expenses incurred by them to the extent that such expenses exceed the amount in the trust fund unless the business combination is consummated. The financial interest of our officers and directors could influence their motivation in selecting a target business and thus, there may be a conflict of interest when determining whether a particular business combination is in the stockholders' best interest. We note, however, that such expenses are likely to be insignificant compared to the value of such existing stockholders’ equity stake.”

16.
We do not understand the inclusion of risk factor 25, which discusses the risks associated with subsequent acquisitions. Such disclosure appears speculative. Also, the risks associated with additional acquisitions subsequent an offering appear to affect most companies in general. Please revise to elaborate on this risk and how it is specific to your company or remove.

Response: In response to this comment, we have removed the risk factor.

Key Hospitality Acquisition Corporation

17.
In risk factor 26, we note that you “expect” that sellers will retain responsibility and indemnify you against third party claims. Please revise to clarify if that will be a term of the negotiations and if there is a possibility that you will acquire a company that will not provide adequate indemnification.

Response: In response to this comment, we have revised the risk factor to clarify that we intend to negotiate indemnification obligations by the seller as a term in all of the Company’s acquisition agreements; however, there may be instances in which we determine to ultimately enter into an acquisition agreement without such seller indemnification obligations, such as in purchases of assets out of bankruptcy or purchases of certain hospitality assets. Please see page 15 of the Amendment.

18.
We note the lists of risks outlined in risk factor 27. Please avoid repetition of risks as it does not enhance the disclosure of this document. For example, the following listed items already appear in other risk factors:

•	The “impact of war and terrorist activity” is discussed in risk factor 35. The risks associated with domestic and international political and geopolitical conditions arc discussed in risk factor 36.

•	The risks associated with “changes in travel and vacation patterns” are discussed in risk factor 34.

•	The risks associated with “the availability of capital” arc discussed in risk factor 29.

•	The risks associated with “foreign exchange fluctuations” are discussed in risk factor 37.

Response: In response to this comment, we have revised the risk factor on pages 15-16 of the Amendment to delete the listed risks that are discussed elsewhere.

19.	Two of the listed items in risk factors 34 and 36 already appear in other risk factors. Please revise.

Response: In response to this comment, we have revised the risk factors to delete the listed risks that are discussed elsewhere.

20.	Risk factor 39 appears to be a risk that affects all companies. Please revise to discuss how this risk is specific to your company or remove the risk factor.

Response: In response to this comment, we have removed the risk factor.

21.	Please revise to include a risk factor to address the possibility that management may target a company that maybe affiliated with one or more of the initial stockholders, if true.

Response: In response to this comment, we have added the following risk factor on page 9 of the Amendment:

“If we seek to effect a business combination with an entity that is directly or indirectly  affiliated with one or more of our existing stockholders, conflicts of interest could arise.

Our existing stockholders either currently have or may in the future have affiliations with companies in the hospitality and related industries. If we were to seek a business combination with a target business with which one or more of our existing stockholders may be affiliated, conflicts of interest could arise in connection with negotiating the terms of and completing the business combination. Conflicts that may arise may not be resolved in our favor.”

Key Hospitality Acquisition Corporation

Use of Proceeds, page 17

22.
We note that you have allocated $100,000 towards due diligence of prospective target companies. Considering current management will not devote a set amount of time to your endeavors, please revise to discuss how due diligence will be performed and identify who will perform it. If management will perform all of the due diligence, does that mean you will not use any of the money allocated to due diligence?

Response: In response to this comment, we have revised the disclosure on page 20 of the Amendment to state that the Company expects that due diligence of prospective target businesses will be performed by some or all of the Company’s officers or directors and may include engaging market research firms and/or third party consultants. The Company’s officers and directors will not receive any compensation for their due diligence of prospective target businesses, but would be reimbursed for any out-of-pocket expenses, such as travel expenses, incurred in connection with such due diligence activities. Thus, the $100,000 allocated for due diligence is an estimate of our potential costs in engaging third party firms and reimbursements for out-of-pocket expenses of management incurred in connection with due diligence activities.

23.	Please revise to clarify which offering expenses have been paid by loaned funds and which amounts remain outstanding.

Response: In response to this comment, we have revised the disclosure on page 20 of the Amendment to clarify which offering expenses have been paid by loaned funds and which amounts remain outstanding.

Proposed Business, page 22

24.
We note that you believe there is currently a “favorable environment both for making an acquisition(s) and operating a target business(es).” Please revise to substantiate your belief. If the favorable environment is being inferred from the data you provide on page 23, please state so and discuss how such data substantiates your belief of a favorable environment.

Response: In response to this comment, we have revised the disclosure on pages 1 and 24 of the Amendment to remove the references to “favorable environment.”

25.
We note you believe your expertise will “add value” to your stockholders. Please revise to define add value. As such language appears promotional, please revise to elaborates on the basis for your beliefs.

Response: In response to this comment, we have deleted the phrase “add value” from the Amendment.

26.	We note that independent operators manage “diverse assets” and sometimes “own an equity position in the assets.” Please revise to explain your use of the quoted phrases.

Response: In response to this comment, we have revised the disclosure on page 24 of the Amendment to explain the use of the quoted phrases. In this context, the term “equity interest” means a direct or indirect in the actual real estate assets contributed as equity and not loaned as debt.

Key Hospitality Acquisition Corporation

27.
We note that you believe “current conditions” may offer “significant opportunities.” Please revise to elaborate on the quoted terms. What else does the “current conditions” consist of besides the growth figures you cited?

Response: In response to this comment, we have revised the disclosure to remove such promotional language.

28.	Please revise to define the phrase “real estate-related golf courses.”

Response: In response to this comment, we have deleted the sentence containing such phrase.

29.	On page 25, we note your belief that there are “numerous acquisition candidates.” Please revise to substantiate such disclosure or remove it as it is speculative.

Response: In response to this comment, we have removed the noted disclosure.

30.
We note the disclosure on page 25 that unaffiliated sources could inform you of potential target businesses and that such information will be either “solicited or unsolicited.” Please revise to discuss how you will solicit proposals and how unsolicited parties would become aware of your search. Also, please revise to clarify if any unaffiliated parities (not including the professional firms you may engage in the future) providing proposals will receive a finder fee and how that fee would be determined. In light of the fact that members of management are already affiliated with other companies and have not allocated a specific amount of time to your business plan, please revise to detail the activities management will undertake. Explain how management will conduct the search and subsequently perform due diligence on any target.

Response: In response to this comment, we have revised the disclosure on page 29 of the Amendment to discuss how the Company plans to solicit proposals and how unsolicited parties would become aware of the Company’s search for a business combination partner. In addition, we have revised the disclosure to clarify that unaffiliated third parties may receive a fee for such services and the terms of any such arrangements will be negotiated with such parties on an arm’s length basis and disclosed to our stockholders in the proxy materials we provide in connection with any proposed business combination. Further, we have added disclosure on page 29 of the Amendment as to the activities management intends to undertake in order to conduct its search for a target business and have added disclosure on page 30 of the Amendment as to the activities management intends to undertake to subsequently perform due diligence on any target business.

31.
We note your discussion under the caption “Selection of a target business and structuring of a business combination.” Because you are basically selling your plan to acquire an operating company and your management ‘s experience, please revise to elaborate on the factors you have listed and explain each in detail. Please advise if you will use any specific or other criteria in your search and identification of potential acquisitions. If there are additional criteria that you consider, please advise why such criteria should not be disclosed in your prospectus.

Response: In response to this comment, we are unable to elaborate further on the various listed factors. Because we do not know in which segment of the hospitality industry we will be considering a target business, we have listed general factors. Any evaluation relating to the merits of a particular business combination will be based, to the extent relevant, on the listed factors as well as other considerations deemed relevant by our management in effecting a particular business combination. We are unable to specify any other criteria for management to consider a target business. The Company has not conducted any research with respect to identifying the number and characteristics of potential acquisition candidates or the likelihood or probability of success of any proposed business combination. We have disclosed that we must consummate a business combination with a target business that has a fair market value of at least 80% of the offering proceeds, but the metrics of any particular business line may vary considerably and do not permit us to establish quantifiable criteria for evaluating such target business.

Key Hospitality Acquisition Corporation

32.
On page 26, we note that you will seek an opinion from an “independent investment banking firm” examining the fair market value of target companies only if your board is unable to determine the value independently. We also note that such opinion must be requested by stockholders. Please clarify how purchasers in the open market will be able to receive a copy of such report as it appears you will not include it with any document flied with the Commission.

Response: In response to this comment, we have revised the disclosure on page 29 of the Amendment to state that in the Current Report on Form 8-K in which we disclose the Company’s entering into the acquisition agreement, we will provide details with respect to how such opinion, if obtained, may be obtained from the Company.

33.
We note your disclosure that you cannot assure investors “that our officers and directors will have significant experience or knowledge relating to the operations of the particular target business.” Please revise to reconcile with your disclosure on pages 23 and 24 which indicates that management has significant experience in your targeted industry.

Response: In response to this comment, we have revised the disclosure on page 30 of the Amendment to make such disclosure consistent.

34.
Provide disclosure with respect to the conversion tights to discuss the relative benefits and financial advantages to the utilization of such feature between the existing stockholders and the public stockholders. This disclosure should include, in part, an analysis and comparison of the financial consequences of the exercise of the conversion right when exercised by an existing stockholder as compared to a public stockholder In this context we note that (i) the existing stockholders are allowed to make purchases of shares in the offering, in the open market subsequent to the offering and pursuant to the exercise of warrants; (ii) there appears to be a disincentive for public stockholders to exercise their conversion rights due to the fact that the amount available to such stockholders is virtually certain to be less than the purchase price paid for the unit in the offering ($8.00); and (iii) there does not appear to be a corresponding disincentive for existing stockholders to exercise their conversion rights since their existing shares have an effective purchase price $0.0083 per share and thus even after paying the offering price, market price and/or exercise price for the other shares acquired after the date of the prospectus, the effective cost to the existing stockholders of their shares will be less that the conversion pace per share. Similar disclosure should be provided, as applicable, with respect to the shares held by the Underwriters. We may have further comment.

Response: In response to this comment, we have added disclosure on pages 4 and 30 of the Amendment that because the initial per share conversion price is $7.25 per share (plus any interest), which is lower than the $8.00 per share unit price paid in the offering and which may be lower than the market price of the common stock on the date of the conversion, there may be a disincentive on the part of the public stockholders to exercise their conversion rights.

Key Hospitality Acquisition Corporation

As to the second portion of the Staff’s comment, all of the Company’s existing stockholders have agreed that they will vote any shares acquired following the offering in favor of the business combination submitted to the Company’s stockholders for approval. Accordingly, they will not be able to exercise conversion rights with respect to a potential business combination.

35.
Please revise to clarify, here and elsewhere as appropriate, that with regard to shares held by an existing stockholder which were acquired after the offering that the existing stockholder could intentionally vote against the proposed business combination in order to retain the right to exercise his/her conversion rights in the event that the business combination transaction is approved (only majority approval is needed).

Response: All of the Company’s existing stockholders have agreed that they will vote any shares acquired following the offering in favor of the business combination submitted to the Company’s stockholders for approval. Accordingly, they will not be able to exercise conversion rights with respect to a potential business combination.

36.
We note that you will maintain an office at 1775 Broadway. Suite 604 in New York and the cost for the space and your general and administrative services are $7,500 per month. In light of the fact that this space also serves as an office for Coqui Capital Partners, Millbrook Press, Tremisis Energy Acquisition, and Orange Hospitality, please revise to discuss the basis for the $7,500 per month allocation.

Response: The Company has changed its office location to 4 Becker Farm Road, Roseland, New Jersey 07068.

Management, page 31

37.	We note that W. Thomas Parrington focused on real estate investments and hotel consulting from 1998 to 2003. Please clarify if he was associated with any entity during that time.

Response: In response to this comment, we have revised the disclosure on page 36 of the Amendment to state that Mr. Parrington was not associated with any entity during the period from 1998 to 2003.

38.	Please revise to discuss Jeffrey Davidson’s activities from 1997 to 2000.

Response: In response to this comment, we have revised the disclosure on page 36 of the Amendment to state that Mr. Davidson was a private investor from late 1997 through 1999 and not affiliated with any entity.

39.	Throughout this section, you capitalize many words in an inconsistent manner. Please revise to limit the use of capitalization to actual names to maintain consistency.

Response: In response to this comment, we have revised the disclosure to limit the use of capitalization to actual names.

40.	We note that CB Richard Ellis and Insigna/ESG, Inc. are both “premier” companies. Please revise to discuss what makes those companies premier.

Response: In response to this comment, we have deleted the word “premier” from the disclosure. Please see page 37 of the Amendment.

Key Hospitality Acquisition Corporation

41.
We note your disclosure on page 34 discussing your attempt to “minimize potential conflict of interest” by having management agree to present business opportunities to you prior to presentation to other entities. However because such agreement is subject to “pre-existing” obligations, the agreement appears to be useless since the conflicts arise out of pre-existing relationships. Please advise of the usefulness of the noted disclosure.

Response: In response to this comment, we believe that such disclosure is useful in that conflicts could arise from positions taken by management in the future and in such cases, management would have to present business opportunities to the Company prior to presentation to other entities.

42.
In the last paragraph on page 34, we note that you will seek an opinion from an “independent investment banking firm” examining the fairness of potential business combination if the target company is affiliated with any of the existing stockholders. As this opinion appears separate from the one disclosed on page 26, please revise to clarify if the opinion will be disclosed in subsequent documents filed with the Commission and whether the independent firm will be a consenting expert.

Response: In response to this comment, we have revised the disclosure on page 39 of the Amendment to state that the Company expects such opinion will be included in the Company’s proxy solicitation materials furnished to the stockholders but that such independent investment banking firm will not be a consenting expert as is customary fairness opinion practice.

43.
Please revise to clarify if it is possible for management to receive any monetary compensation, directly or indirectly, from a potential target business after the consummation of a business combination.

Response: In response to this comment, we have added disclosure on page 38 of the Amendment to state that members of management may be paid consulting, management or other fees from target businesses as a result of a business combination, with any and all amounts being fully disclosed to stockholders, to the extent then known, in the proxy solicitation materials furnished to the stockholders.

Principal Stockholders, page 35

44.
It appears from your disclosure towards the bottom of page 36, that the purpose of the mandatory open market warrant purchases is to “demonstrate confidence in [your] ultimate ability to effect a business combination because the warrants will expire worthless” if you do not consummate a business combination. Please revise to discuss why the same purpose could not be accomplished with the existing shareholders purchasing warrants directly from the company. Also, we do not understand how the purchases by Maxim accomplish the same purpose. Please advise. Additionally, revise to identify the “certain affiliates or designees.”

Response: The mandatory open market warrant purchases appear to be an accepted structural component of transactions such as this one previously approved by the Staff and the Company and Maxim wanted to make sure this offering was not at a competitive disadvantage to others that were similar. To address any concerns the Staff may have with respect to insider trading, we have added disclosure on pages 41 and 51 of the Amendment stating that the existing stockholders’ purchases of the warrants in the open market shall be made pursuant to agreements in accordance with guidelines specified by Rule 10b5-1 under the Securities Act of 1934. In addition, we have added a risk factor on page 13 of the Amendment relating to possible stabilization of the trading price of the warrants that states the following:

Key Hospitality Acquisition Corporation

“Our existing stockholders’ obligation to purchase warrants in the open market within the first forty trading days after separate trading of the warrants has commenced pursuant to agreements with Maxim Group LLC may support the market price of the warrants during such period and, accordingly, the market price of the warrants may substantially decrease upon the expiration of such period.

Our existing stockholders have agreed, pursuant to agreements with Maxim Group LLC in accordance with guidelines specified by Rule 10b5-1 under the Securities Exchange Act of 1934, to purchase an amount of warrants equal to an aggregate of up to 1% of the gross proceeds of the offering at market prices not to exceed $1.20 per warrant within the forty-trading day period commencing on the date separate trading of the warrants commences. Our existing stockholders will not have any discretion or influence with respect to such purchases and will not be able to sell or transfer any warrants purchased in the open market pursuant to such agreements until following the consummation of a business combination. Such warrant purchases made pursuant to the agreements may serve to support the market price of the warrants during such forty-trading day period at a price above that which would prevail in the absence of such purchases by our existing stockholders. However, the agreements shall terminate at the end of the fortieth trading day after separate trading of the warrants has commenced or the earlier purchase of 1% of the gross offering proceeds in warrants. The termination of the support provided by the purchases under the agreements with Maxim may materially adversely affect the trading price of the warrants.”

Each of the Company’s directors, officers and special advisors has not currently identified any affiliates or designees to purchase the warrants.

Certain Relationships and Related Transactions, page 37

45.	We note your disclosure of initial shareholders. Please revise to identify which individuals are your promoters. Please refer to Item 404(d) of Regulation S-K.

Response: We have revised the disclosure on page 43 of the Amendment to identify the Company’s promoters.

46.
We do not understand your disclosure that the office space and others services you will acquire “may” come from an affiliate of Messrs. Davidson or Toledano. At the least the office space belongs to an affiliate. Please advise.

Response: The Company’s office space and other services will come from an affiliate of Mr. Toledano. The name of such affiliate will be disclosed when known and the agreement between the Company and such affiliate will be filed as an exhibit to the Registration Statement.

47.
The last paragraph on page 37 appears speculative. Because the transactions discussed in that paragraph will occur in the future, we do not understand how you could assert that the terms will be those “no less favorable” than available from unaffiliated third parties. Please advise. Also, please advise if your discussion of loans in this paragraph complies with Section 402 of the Sarbanes-Oxley Act of 2002.

Response: The basis for this statement is that the Company’s management intends to obtain estimates from unaffiliated third parties for similar goods or services to ascertain whether such transactions with affiliates are on terms that are no less favorable to the Company than are otherwise available from such unaffiliated third parties. If a transaction with an affiliated third party were found to be on terms less favorable to the Company than with an unaffiliated third party, the Company would not engage in such transaction. We have added disclosure stating such fact on page 43 of the Amendment. Our discussion of loans complies with Section 402 of the Sarbanes-Oxley Act of 2002 because we only discuss loans by our officers and directors, and not loans from the Company to our officers and directors.

Key Hospitality Acquisition Corporation

48.
We note your disclosure that underwriters may make bids or purchases in order to stabilize the market price, so long as the bids do not exceed a “specific maximum.” Please revise to quantify that maximum.

Response: We have revised the disclosure on page 50 of the Amendment to quantify that maximum as the maximum price specified in Regulation M, which generally requires, among other things, that no stabilizing bid shall be initiated at or increased to a price higher than the lower of the offering price or the highest independent bid for the security on the principal trading market for the security.

Financial Statements

Note 5. Commitments and contingencies, F-10

49.	Please disclose in a note to the financial statements the following commitments which are disclosed in other areas of your registration statement:

•	The commitment to pay fees of 7% of the gross offering proceeds to Maximum Group, LLC at the closing of the offering as disclosed on page 17.

•
The commitment to pay Maximum Group LLC a commission equal to 3% of the exercise price for each warrant exercised during the period ending 18 months after the date of the prospectus if the exercise was solicited by the underwriters as disclosed on page 44.

•
The commitment by the officers and directors that they or their affiliates will purchase within the first 40 days after the warrants have traded separately up to 1% of the gross proceeds of the offering, including the over-allotment in the public marketplace at prices not to exceed $1.20 per warrant as disclosed on page 36.

Response: The Company has disclosed the commitments listed above in a note to the financial statements.

50.	Please provide a currently dated consent of the independent accountants in any amendment.

Response: We will comply with the Staff’s request.

Key Hospitality Acquisition Corporation

Please call the undersigned at (212) 692-6732 with any comments or questions regarding the Amendment and please send a copy of any written comments to the following parties:

Kenneth R. Koch, Esq. Jeffrey P. Schultz, Esq.
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
666 Third Avenue
New York, NY 10017
Phone: (212) 935-3000
Fax: (212) 983-3115

Very truly yours,

/s/ Jeffrey P. Schultz

Jeffrey P. Schultz

cc:   Securities and Exchange Commission

Duc Dang, Esq.

Key Hospitality Acquisition Corporation

Jeffrey S. Davidson
Udi Toledano

Ellenoff Grossman & Schole LLP

Douglas S. Ellenoff, Esq.
Lawrence A. Rosenbloom, Esq.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Kenneth R. Koch, Esq.